



The Future begins Now!



INVEST IN **THE SECOND ROUND OF CITYFREIGHTER INC.**

The ultra low floor commercial EV platform targets RV and multiple billion-dollar niche markets

cityfreighter.com   Santa Barbara, CA

Technology   B2B   Hardware   Climate Change   Transportation

Highlights

1. Currently closing in on a game changing RV platform project. Versatile, modular and software defined

Substantial multi-billion dollar Market with exponential growth. Demand expected to

2 Substantial multi billion dollar Market with exponential growth Demand expected to outpace supply

3 The market needs electrified CabChassis. Modular, customizable, designed for ease of manufacturing

4 Reducing CAPEX and speeding up time-to-market by using existing and proven parts, SOP end of 2026

5 Addressing the largest key markets for commercial full electric platforms, the US and Europe

6 Building strong collaborations and alliances with global Tier1 partners

7 Combining multiple niche markets to increase volume and reaching economical pricing

8 Proven history of execution, proof of concept in 2019, fully functional Beta version in 2021

Our Founder



Michael Schoening President & Founder

Michael is a visionary leader and serial Entrepreneur.He has proven to turn visions into execution.

By talking to fleet operators we recognized that there is a need for individual and flexible solutions. We are very excited about our unique, customer-focused concept. It will shake up the last-mile vehicle segment with a keen design, radical new features, and a faster time-to-market, all of which will set us apart from what is available.

Powering Progress: Ride the Future Wave with Our Electric Revolution for Commercial Vehicles – Round Two, Unleashing Limitless Potential in a Multi-Billion-Dollar Landscape!



Here you go. We are close to sign a deal with a prominent European RV manufacturer and will then take a different route of funding. The campaign is still open to invest, so this might be an opportunity. We believe that the direction we take, combining different niche markets, starting with RVs, will open multiple opportunities. We worked heavily the last months on this project development, together with the RV manufacturer, and we have come from an electrified chassis to a versatile, modular, software platform which, we believe, is going to disrupt the market.



Full Electric modular Low-Floor CabChassis Serving multiple Niche Markets





The Future Begins Now



Executive Summary I

Our mission is to revolutionize the RV market by pioneering a modern, fully electric cab chassis low-floor platform designed specifically for semi-integrated motorhomes.

Through collaborative sessions, we've identified numerous avenues for innovation, confident that our project will disrupt the industry and extend its impact.

We recognize the importance of fostering direct collaboration between the electric chassis provider and RV manufacturer, essential for optimal sustainability and an enhanced user experience within our planned ecosystem.

Our focus on modularity ensures adaptability across diverse sectors, from last-mile deliveries to shuttle buses and others, allowing us to penetrate niche markets and create the necessary volume for establishing competitive pricing in the long term.



Executive Summary II

The software defined CF Platform is to be poised to set new standards for sustainability in its market segment, given its emphasis on sustainability technology and modular design. Key features supporting this include:

- Flexible battery sizes and 'protected packaging', allowing for upgrades to new technologies without changing the chassis design, thereby extending the lifecycle of the vehicles and reducing waste.

chassis design, thereby extending the lifecycle of the vehicles and reducing waste

- Over-The-Air (OTA) technology for real-time updates, data logging, and remote servicing, enhancing the efficiency and longevity of the vehicles

- Integration with Artificial Intelligence (AI), pushing automotive technology into a new era of efficiency and sustainability

- The use of RVs as energy storage units and bi-directional charging (Vehicle-to-Home, V2H – Vehicle-to-Grid, V2G)), presenting an innovative approach to energy management and sustainability.

These features demonstrate that the CF Platform is not only advancing sustainability in its design and technology but also potentially setting new benchmarks for sustainability in the automotive and recreational vehicle sectors.

About CityFreighter

CityFreighter is a dynamic start-up specializing in developing an intelligent commercial vehicle platform.
With a successful Proof-of-Concept in 2018 and unveiling a fully functional beta version in 2021, we've demonstrated our expertise.

Our approach involves close partnerships with leading Tier-1 automotive companies to leverage resources effectively.

Operating at start with a small but experienced team, we employ a cross-segment development approach, harnessing our partners' expertise to move quickly and cost-effective

Our focus is on developing a manufacturing-optimized product meeting automotive standards and homologation requirements while avoiding unnecessary expenditures.



CityFreighter's Founder and CEO Michael Schoening:

"We have shown that we can maximize the results and can speed up development by working closely with our carefully chosen and valuable collaboration partners. This is part of our DNA. We do not want to reinvent the wheel."

We have everything aligned with robust partners, spanning from the initial design phase to the final assembly

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Volume is Key – Combining several Niche Markets



CF Beta





Delivery   Shuttle Bus   Service   RV's 1   Food Trucks   Emergency Response

Vehicle Specs

Range	> 250 'real' miles at full vehicle weight
DC Charging	30 min 20% to 80% SoC
Battery Type & Size	Lithium Iron Phosphate (LFP) 180 wh/kg 800V
Top Speed	70 mph (75 mph shprt-term)
Empty Weight Cab Chassis	< 2,500 kg
Vehicle Length	6,950mm
Driver's cab width	2,000 mm (without mirrors)
Step height	320 mm
Vehicle (RV) total Width	2,300 mm
Gross Vehicle Weight Ratio (GVWR)	4,250 kg - designed to expand at later stage- (e.g. US 4.8 tons and further up later)
Wheel Base	3,630 mm –designed to expand at later stage-
Turning Circle	12,000 mm -approx.-
Low-Floor Chassis Height	500 mm –rear- 600 mm –Drivers Cab
Drivetrain	Front Drive E-Axle -all wheel option at later stage-
Airbag	Driver & Passenger







ZERO ZERO EMISSION?
The Time for Change is Now!

During the design phase, dimensions and other specifications can be modified to align with project objectives and performance criteria

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Identifying the real Needs of the Industry

We are in discussions with renowned RV companies in the industry. Through extensive meetings and workshops over the past months, we've diligently pinpointed their unique needs. With participation from some of our Tier-1 industry partners, these engagements have not only addressed current requirements but also revealed innovative opportunities previously overlooked. This enriched dialogue sets the stage for mutually beneficial outcomes.

Key Findings of the meetings/workshop:



- A direct collaboration between the chassis provider and the RV companies is essential to achieve maximum sustainability and it presents genuine opportunities to disrupt the industry

- The RV requires interface adaptation, intelligent vehicle data access, and effective HVAC and thermo management systems. Using an OEM cab chassis as-is is inadequate. Proper insulation is crucial, smart cooling/heating zones are needed. Design considerations for waste management and fresh water systems are also essential

- Time is of the essence. The industry has made minimal progress, with many initiatives faltering before they gain traction. Upcoming regulations pose a significant challenge if the industry is not adequately prepared

> **Pioneering innovation paves the pathway to establishing the benchmark in leadership**

Cab Chassis & RV Housing with Innovative Solutions, Disrupting the Industry

- The modular concept (protected packaging) allows for flexible integration of new technological advancements
- OTA (Over-The-Air) updates, real-time data, user data provisioning to RV company , remote control, remote service, theft protection, possibility of a proprietary RV User software application and allowing to introduce SAAS
- Bi-directional charging (Vehicle-to-Grid (V2G), Vehicle-to-Home (V2H))
- Diverging from tradition, our unique modular cabin design allows for customized corporate identity integration, setting us apart in the market

- 70 cm (!) more space within comparable length – a true game changer
- Smart heating zones system, heat pump
- Modular room layout
- Industry's fastest charging
- Super lightweight and aero-dynamic construction enables maximum range
- AI Integration to provide a premium User experience



70cm more space within comparable lenght



Vehicle-to-grid - V2G
DC
AC
Grid
Bidirectional EV Charger

How to get There

We're leveraging our Beta vehicle as a foundation, modifying the chassis to meet the requirements. The driver's cabin design will be optimized for aerodynamics. From the outset, we'll utilize stamped parts to facilitate seamless production scaling. Crucially, we'll reserve space (protected packaging) to flexibly accommodate future technological advancements without necessitating chassis changes. This approach ensures long-term usability and maximum sustainability.

With constant evolution in battery weight and performance we expect a pure BEV to rapidly see increase in range. Our modular design will adapt to that ⟶ **Protected Packaging**

PP= Protected Packaging

In partnership with a well known Player, we're creating a gateway structure for a functional IT and OTA system. This allows real-time vehicle data retrieval for updates and control via a mobile app

M-CAN
I-CAN
V-CAN
ECU
ZBS Gateway Controller
Data Bridge
UDS Router
Update Agent
TCU
Process Manager
Command Manager
Update Manager (Update Agent)
Log Manager
Device SDK
CityFreighter Application
D CAN
D2 CAN
CityFreighter
Sibros

Basic Requirements:
Range: > 250 miles
DC Charging: 30 Min 20% to 80% SoC > 170 kW
Battery: LFP, 800V System
Max Speed: 70 mph
Empty Weight Cab Chassis: < 2500 kg

The performance relies mainly on:

- **Lightweight Design in all parts & Aerodynamics**
- **Battery Size + Technology**
- **Intelligent Thermal Management**
- **Motor Technology**









Modular System Architecture

Similar to Tesla's setup, our intelligent cloud access enhances the entire system. Excitingly, we're integrating AI into vehicle telematics for an elevated driving experience

Dashboard

- 15'6 Center Touchscreen
- Navigation (3rd Party Integration)
- Optional add-on Digital Intstrument Cluster
- Displaying ADAS messages and video inputs

In-Vehicle Infosystem



- Android Auto, Apple Car Play
- Audio & Radio
- Phone Book
- Navigation
- Camera
- HVAC Controls
- Bluetooth, USB & WiFi





Cloud

- Over-the-Air Updates (OTA)
- Remote Controls
- Remote Diagnostics & Monitoring
- Telematics Applications

Optional, we can add a second display (e.g., heads-up) if required

Mobile



- Android and IOS Support
- Mobile Keyless un/locking
- Immobilisation
- Remote HVAC Controls
- Vehicle Information & Triggers
- Charging Options

ERVP Project Overview

Production Roadmap



APR 2024
Project Start
1
2
NOV 2026
SOP
3
2027
1060 units
4
2028
8,300 units
5
2029
18,250 units
6
2030
38,500 units

Forward-looking statements are not guaranteed.

ERVP Project Overview



Building the ECO System



CAAS Charging
as a Service





Our electric platform is engineered to support industry-leading fast-charging speeds, ensuring minimal downtime and enhanced convenience for users. The vehicle's design includes sophisticated on-board navigation systems that not only guide users to the nearest charging stations but also provide real-time information on charging availability and speeds. This system is intricately designed to manage battery preconditioning, optimizing the battery's temperature for efficient charging.

In addition, the navigation could integrate intelligent features that anticipate the needs of the traveller, such as indicating the nearest campgrounds with the estimated charge remaining upon arrival. This predictive capability ensures users can plan their stops effectively, blending travel with necessary charging intervals seamlessly. Like Tesla, we intend to optimize the journey not just point a to point b travel.

Our project goes beyond vehicle design to improve campground charging infrastructure. We plan to host discussions with industry players on adopting new technologies like solar-powered charging stations, aiming to create a more sustainable and reliable network for electric vehicles in recreational travel.



Project Organisation and Team Structure

Exceptional TEAM with hands-on and out-of-the box thinking mentality



Michael Schoening
Founder and President CityFreighter Inc.and CEO of CityFreighter Europe GmbH

Visionary Leader and Serial Entrepreneur

Experienced in turning vision into reality and setting up global manufacturing



Frank Grossbudde
CTO

30 years in automotive with hands-on mentality

He has extensive Leadership experience and deep knowledge about automotive electric applications and integration into automotive EE systems



Martin Poeloeskey
Project lead EEDS

Certified Engineer

Longtime automotive experience ADAS and EEDS at Daimler, Ford



Laszlo Kovacs
Project lead High Voltage System and VCU

Certified Engineer

Long term experience in automotive software and electronics development (e.g., Bosch)



Robin Jansen
Project Lead UX/HMI Development

Soft- and hardware development

Worked on multiple automotive EV projects



Adriaan Gerber
Project Lead Chassis Engineering

Specialist lightweight structures, Warwick University

Experienced working at Morgan, Lotus, Lightyear



Jake Thygesen
Project Lead Wire Harness

Specialist in automotive electronics and wiring

Worked for companies like Red Bull, Lear Corp



Imran Irshad
Project Lead ADAS, EEDS & Infotainment

Master of Science University of Hull

Ten years+ automotive development, HMI, and Infotainment (e.g., Aston Martin)

 

Advisory Board



Josef Hjelmaker
Three Oaks, Michigan

Josef is senior executive with more than 22 years of experience in various leadership roles globally, whereof 18 years in the automotive space (e.g., Delphi, Thor Industries), and with a strong track record of delivering strategies, profitable, qualitative programs and products



Paul Rivera
Phoenix, USA

Paul is a "Hands-on" leader with a proven track record in publicly traded corporations (e.g., CEO of ElectraMeccanica and President Northern America of Ricardo) focused on the automotive and alternative energy space. He negotiated numerous contracts with automotive OEMs and government agencies



Russel Khanuk
New Jersey, USA

Russel has more than two decades of experience in finance at top Wallstreet corporations.
In 2017 he ventured into logistics to build a transport company with over 10 locations and 1000 employees



Markus Nünnerich
Germany

Markus has been a leader in the financial services industry for more than two decades. He served as a chief executive for a subsidiary of Postbank AG, a 100% subsidiary of Deutsche Bank AG, for more than eleven years. He brings together corporate finance with the logistics sector, FinTech, and innovation to support the transition of different industries to sustainability



 

Yes, we can! The path to vehicle production is fraught with complexity, and many start-ups have faltered here. However, we're at CityFreighter charting a distinct course. Eschewing the rigid, costly structures of traditional OEMs, we're not focused on inflating our ranks or frivolous expenditures. Instead, our strategy hinges on forging synergies with select Tier 1 partners, leveraging their mastery and infrastructure. This partnership places us at the helm as



project orchestrators—integrating the already available components into a cohesive whole. Our approach streamlines the process, reduces costs, and accelerates time-to-market through advanced software simulations. The core of our ethos is collaboration with agile, forward-thinking partners, and maintaining transparency through every stage—from design and manufacturing to our inaugural customers. We're not just building vehicles; we're cultivating an ecosystem of innovation. Our core principle is flexibility, working transparently from design to delivery. Our fully functional proof of concept in 2018 and beta version in 2021 validate our innovative model.






Thank You!

The Future Begins Now!


First Road Test CF1 OCT 21
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CF1 in Paris
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